SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                               SCHEDULE 13D
                              (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            (Amendment No. 16)*

                               Cache, Inc.
                             (Name of Issuer)

                   Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                               127150-30-8
                              (CUSIP Number)

       Andrew M. Saul, c/o Cache, Inc., 1460 Broadway, New York, N.Y. 10036
                         Telephone (212) 575-3200
                 (Name, address and telephone number of person
                authorized to receive notices and communications)

                            December 27, 2000
           (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                      (Continued on following pages)

                           (Page 1 of 12 Pages)

______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Andrew M. Saul
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  OO

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 2,585,158

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 306,060

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 2,585,158

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 306,060
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,891,218

______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 31.8%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  IN

______________________________________________________________________________
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                            PAGE 2 OF 12 PAGES




CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Joseph E. Saul
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  PF, OO

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: 733,308

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 1,620,128

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: 733,308

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,620,128
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 2,353,436

______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 25.9%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  IN

______________________________________________________________________________
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 3 OF 12 PAGES




CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Trust f/b/o
                                     Jennifer B. Saul pursuant to
                                     Trust Agreement dated March 28, 1985
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  00

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 756,314

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 756,314
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 756,314
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 8.3%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  00

______________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                             PAGE 4 OF 12 PAGES





CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:  Trust f/b/o
                                     Kimberly E. Saul pursuant to
                                     Trust Agreement dated March 28, 1985
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  00

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 756,314

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 756,314
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 756,314
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 8.3%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  00

______________________________________________________________________________
                 ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                            PAGE 5 OF 12 PAGES





CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON: Trust f/b/o
                                    Jennifer Saul pursuant to Trust
                                    Agreement dated December 18, 1984
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  00

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 140,530

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 140,530
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 140,530
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 1.5%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  00

______________________________________________________________________________
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                           PAGE 6 OF 12 PAGES





CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON: Trust f/b/o
                                    Kimberly Saul pursuant to Trust
                                    Agreement dated December 18, 1984
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  00

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER: -0-

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER: 140,530

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER: -0-

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 140,530
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON: 140,530
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11): 1.5%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  00

______________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              PAGE 7 OF 12 PAGES





CUSIP No.  127150-30-8
______________________________________________________________________________
     (1)  NAME OF REPORTING PERSON:
                                    Norma G. Saul
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
______________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
______________________________________________________________________________
     (3)  SEC USE ONLY

______________________________________________________________________________
     (4)  SOURCE OF FUNDS**:  PF, OO

______________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
______________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

______________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER:  900,400

SHARES         _______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER:  1,620,128

OWNED BY       _______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER:  900,400

REPORTING      _______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER: 1,620,128
______________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:  2,520,528
______________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
______________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):  27.7%
______________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **:  IN

______________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              PAGE 8 OF 12 PAGES





          This statement constitutes Amendment No. 16 to the Schedule 13D dated December 11, 1986, as amended on January 8, 1987, January 21, 1987, April 9, 1987, August 20, 1987, September 30, 1987, January 18, 1989, May 11,
1989, October 24, 1991, February 10, 1993, May 9, 1994, September 15, 1994,
October 27, 1994, August 22, 1997, September 11, 1997 and December 29, 1997 (as so amended, the "Schedule 13D"), and is filed by Andrew M. Saul, Joseph
E. Saul, Norma G. Saul, Trust f/b/o Jennifer B. Saul pursuant to Trust Agreement dated March 28, 1985 (the "85 J. Saul Trust"), Trust f/b/o
Kimberly E. Saul pursuant to Trust Agreement dated March 28, 1985 (the
"85 K. Saul Trust"), Trust f/b/o Jennifer Saul pursuant to Trust Agreement dated December 18, 1984 (the "84 J. Saul Trust") and Trust f/b/o Kimberly Saul pursuant to Trust Agreement dated December 18, 1984 (the "84 K. Saul Trust", and together with the 85 J. Saul Trust, the 85 K. Saul Trust and the 84 J. Saul Trust, the "Trusts") (collectively, the "Group Members"), with respect to the common stock, $.01 par value per share (the "Common Stock") of Cache, Inc. (the "Company"), a Florida corporation. Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.

          Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

Item 3.  Source and Amount of Funds
              or Other Consideration
              --------------------------

          Item 3 is hereby amended and restated as follows:

          The net investment cost (including commissions) of the shares of Common Stock purchased on December 30, 1997 and December 31, 1997 by Norma Saul is $46,984.38. The net investment cost (including commissions) of the shares of Common Stock purchased on December 27, 1990 by Joseph Saul is $25,000.00. Joseph E. Saul made a bona fide gift of 63 shares and 62 shares of Common Stock to an individual on December 21, 1989 and December 17, 1992, respectively. Joseph E. Saul made a bona fide gift of 50 shares of Common Stock to an individual on April 24, 1998. Joseph Saul made a bona fide gift of 250,000 shares of Common Stock to his daughter Jane Berkey on December 27, 2000.

     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

          Item 5(a) is hereby amended and restated as follows:

          (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 9,091,338 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 13, 2000, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the fiscal quarter ended September 30, 2000.


                             PAGE 9 OF 12 PAGES




          As of the close of business on December 27, 2000:

          Andrew M. Saul may be deemed to own beneficially 2,891,218 shares of Common Stock (31.8%), if all shares owned by him or issuable pursuant to rights owned by him are deemed outstanding (including the shares owned by the Trusts of which Andrew Saul is a trustee, and the shares owned by the A. Saul Foundation, of which Andrew Saul is a director, but excluding all shares issuable pursuant to rights held by persons other than Andrew Saul, the Trusts of which Andrew Saul is a trustee and the A. Saul Foundation), consisting of (i) 2,585,158 shares of Common Stock owned by Andrew Saul,
(ii) 140,530 shares of Common Stock owned by the 85 J. Saul Trust of which Andrew Saul is a trustee, (iii) 140,530 shares of Common Stock owned by the 84 K. Saul Trust of which Andrew Saul is a trustee, and (iv) 25,000 shares of Common Stock owned by the A. Saul Foundation of which A. Saul is a director. Andrew Saul, his wife Denise, and Sidney Silberman comprise the Board of Directors of the A. Saul Foundation and Andrew Saul is its President. Andrew Saul, in his capacity as one of the trustees of the trusts referenced in (ii) and (iii) above, may be deemed to have shared voting power and disposition power over the shares of Common Stock owned by such trusts.
Andrew Saul, in his capacity as one of the directors of the A. Saul Foundation, may be deemed to have shared voting power and disposition power over the shares held by such foundation. Andrew Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by him.

          Joseph E. Saul may be deemed to own beneficially 2,353,436 shares of Common Stock (25.9%), if all shares owned by him or issuable pursuant to rights owned by him are deemed outstanding (including the shares owned by the Trusts of which Joseph Saul is a trustee, and the shares owned by the J. Saul Foundation, of which Joseph Saul is a director, but excluding all shares issuable pursuant to rights held by persons other than Joseph Saul, the Trusts of which Joseph Saul is a trustee and the J. Saul Foundation), consisting of (i) 733,308 shares of Common Stock owned by Joseph Saul, (ii) 756,314 shares of Common Stock owned by the 85 J. Saul Trust of which Joseph Saul is a trustee, (iii) 756,314 shares of Common Stock owned by the 85 K. Saul Trust of which Joseph Saul is a trustee and (iv) 107,500 shares of Common Stock owned by the J. Saul Foundation of which J. Saul is a director. Joseph Saul, his wife Norma, and Sidney Silberman comprise the Board of Directors of the J. Saul Foundation and Joseph Saul is its President.
Joseph Saul, in his capacity as one of the trustees of the trusts referenced in (ii) and (iii) above, may be deemed to have shared voting power and disposition power over the shares of Common Stock owned by such trusts. Joseph Saul, in his capacity as one of the directors of the J. Saul Foundation, may be deemed to have shared voting power and disposition power over the shares held by such foundation. Joseph Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by him.

                             PAGE 10 OF 12 PAGES




          Norma Saul may be deemed to own beneficially 2,520,528 shares of Common Stock (27.7%) if all shares owned by her or issuable pursuant to rights owned by her are deemed outstanding (including the shares owned by the Trusts of which Norma Saul is a trustee and the shares owned by the J. Saul Foundation, of which Norma Saul is a director, but excluding all shares issuable pursuant to rights held by persons other than Norma Saul, the Trusts of which Norma Saul is a trustee and the J. Saul Foundation, consisting of
(i)900,400 shares of Common Stock owned by Norma Saul, (ii) 756,314 shares of Common Stock owned by the 85 J. Saul Trust of which Norma Saul is a trustee, (iii) 756,314 shares of Common Stock owned by the 85 K. Saul Trust of which Norma Saul is a trustee, and (iv) 107,500 shares of Common Stock owned by the J. Saul Foundation of which Norma Saul is a director. Norma Saul, in her capacity as one of the trustees of the trusts referenced in (ii) and (iii) above, may be deemed to have shared voting power and disposition power over the shares of Common Stock owned by such trusts. Norma Saul, in her capacity as one of the directors of the J. Saul Foundation, may be deemed to have shared voting power and disposition power over the shares held by such foundation. Norma Saul disclaims beneficial ownership of the shares not directly owned or under rights owned by her.

          The Trust f/b/o Jennifer Saul pursuant to Trust Agreement dated March 28, 1985 may be deemed to beneficially own 756,314 shares of Common Stock (8.3%). The Trust f/b/o Kimberly Saul pursuant to Trust Agreement dated March 28, 1985 may be deemed to beneficially own 756,314 shares of Common Stock (8.3%).

          The Trust f/b/o Jennifer Saul pursuant to Trust Agreement dated December 18, 1984 may be deemed to beneficially own 140,530 shares of Common Stock (1.5%). The Trust f/b/o Kimberly Saul pursuant to Trust Agreement dated December 18, 1984 may be deemed to beneficially own 140,530 shares of Common Stock (1.5%).

          The Group as a whole may be deemed to own beneficially 6,145,054 shares of Common Stock, constituting approximately 67.6% of the shares outstanding.

         Item 5 (c) is amended and restated as follows:

         (c) Norma Saul on December 30, 1997 purchased 500 shares (split adjusted) of Common Stock at a price of $3.03125 per share (including commissions), on December 31, 1997 purchased 15,000 shares (split adjusted) of Common Stock at a price of $3.03125 per share (including commissions); Joseph Saul on December 21, 1989 made a bona fide gift of 63 shares (split adjusted) of Common Stock to an individual, on December
17, 1992 made a bona fide gift of 62 shares (split adjusted) of Common
Stock to an individual, on December 27, 1990 purchased 12,500 shares
(split adjusted) of Common Stock at a price of $2.00 per share (including commissions), on April 24, 1998 made a bona fide gift of 50 shares (split adjusted) of Common Stock to an individual, on December 27, 2000 made a bona fide gift of 250,000 shares of Common Stock to his daughter Jane Berkey


                               PAGE 11 OF 12 PAGES





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001

                              /s/ Andrew M. Saul
                              Andrew M. Saul

                              /s/ Andrew M. Saul
                              Joseph E. Saul
                              by Andrew M. Saul
                              as Attorney in Fact

                              /s/ Andrew M. Saul
                              Norma G. Saul
                              by Andrew M. Saul
                              as Attorney in Fact

                              TRUST f/b/o JENNIFER B. SAUL pursuant to
                              Trust Agreement dated March 28, 1985

                              By:  /s/ Andrew M. Saul
                                   Joseph E. Saul, Trustee
                                   by Andrew M. Saul
                                   as Attorney in Fact

                              TRUST f/b/o KIMBERLY E. SAUL pursuant to
                              Trust Agreement dated March 28, 1985

                              By:  /s/ Andrew M. Saul
                                   Joseph E. Saul, Trustee
                                   by Andrew M. Saul
                                   as Attorney in Fact

                              TRUST f/b/o JENNIFER B. SAUL pursuant to
                              Trust Agreement dated December 18, 1984

                              By:  /s/ Andrew M. Saul
                                   Andrew M. Saul, Trustee

                              TRUST f/b/o KIMBERLY E. SAUL pursuant to
                              Trust Agreement dated December 18, 1984

                              By:  /s/ Andrew M. Saul
                                   Andrew M. Saul, Trustee

                              PAGE 12 OF 12 PAGES









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2068835.2




2068835.2